UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes to Board of Directors

On March 28, 2020, Mr. Zhou Lang resigned as a director of SPI Energy Co., Ltd. (the “Company”), effective immediately. Mr. Zhou Lang has been engaged by the Company as a technology consultant to advise the Company on its solar business.

On March 30, 2020, Mr. Zhang Jing was appointed by the board of directors of the Company to replace Mr. Zhou Lang as the Company’s director, effective immediately.

Mr. Zhang Jing has served as a director of Hong Kong Dongying Financial Group since 2012, where he manages the group’s private equity operations since 2012. Mr. Zhang has also been an independent director of New City Construction Development Group Co., Ltd. and China International Capital Corporation since 2012. Mr. Zhang served as a deputy general manager of China Yituo Group Co., Ltd., and a director and chief financial officer of First Tractor Co., Ltd. from 1997 to 2007. Mr. Zhang received a Master degree in Management Engineering from Jiangsu University.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2020

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer